UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Majesco

(Name of Issuer)

Common Stock, par value $0.002 per share

(Title of Class of Securities)

56068V 102

(CUSIP Number)

Farid Kazani

Managing Director & Group CFO

Majesco Limited

MNDC, MBP-P-136, 136A

Mahape, Navi Mumbai 400 710

India

Telephone: +91-22-61501800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56068V102

1. Names of Reporting Persons.
Majesco Limited

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO, WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
India

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
30,111,234

8. Shared Voting Power
0

9. Sole Dispositive Power
30,111,234

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
30,111,234
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
70.09%
14. Type of Reporting Person
CO, HC

This Amendment No. 3 (this “Amendment No. 3”) further amends the Schedule 13D first filed with the Securities and Exchange Commission on June 23, 2015, as amended (as so amended, the “Schedule 13D”), and is filed by Majesco Limited with respect to the common stock, par value $0.002 per share, of Majesco, a California corporation (the “Company”), owned by Majesco Limited.

Except as amended herein, the Schedule 13D (as amended to date) is unchanged and remains in effect. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.002 per share, of Majesco, a California corporation. The address of the principal executive offices of the Issuer is 412 Mount Kemble Avenue, Suite 110C, Morristown, NJ 07960.

ITEM 4. PURPOSE OF TRANSACTION

On August 5, 2019, the Board of Directors (the “Board”) of the Company approved the constitution of a finance committee (the “Finance Committee”) composed of three members, two of whom would be members appointed by the Board from individual Board members designated by Majesco Limited and one of whom would be a disinterested and independent director.

The Finance Committee will have the exclusive power and authority to assess, evaluate the advisability to the Company of, negotiate the terms of, and approve or reject the following to the fullest extent permitted by California law: (i) all issuances by the Company of additional securities (including common, preferred, warrants, convertible securities, exchangeable securities or otherwise), whether public or private, including any underwritten securities offering, in any financial/fiscal year resulting, individually or in the aggregate in dilution or potential dilution to shareholders of the Company in excess of 10% (excluding any issuances pursuant to equity awards under the Majesco 2015 Equity Incentive Plan (as may be amended or replaced from time to time) or the Majesco Employee Stock Purchase Plan); and (ii) all incurrences by the Company of long-term debt (excluding working capital/receivables financing debt) exceeding in the aggregate 20% of net worth (defined as assets less liabilities of the Company computed on the basis of the most recently available annual audited financials of the Company); provided, in each case however that, notwithstanding the foregoing, the final terms of any such issuances and incurrences shall also require the review and final approval by the Board.

Messrs. Ketan Mehta and Sudhakar Ram, each of whom are members of the Board designated by Majesco Limited, were appointed as initial members of the Finance Committee.

As a result of the establishment of the Finance Committee, Majesco Limited confirmed to the Board that the matters set forth in the previously disclosed letter from Majesco Limited dated June 4, 2019 to the Board would be satisfied and the additional requests made therein no longer necessary.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a)	Majesco Limited owns 30,111,234 shares of Issuer Common Stock, or 70.09% of the shares of Issuer Common Stock.

b)	Majesco Limited has the sole power to vote or direct the vote of 30,111,234 shares of Issuer Common Stock, and Majesco Limited has the sole power to dispose of or direct the disposition of 30,111,234 shares of Issuer Common Stock.

c)	None.

d)	To Majesco Limited’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock reported herein.

e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2019	Majesco Limited

	By:	/s/ Farid Kazani
Name: Farid Kazani
Title: Managing Director & Group CFO